EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

December 1, 2009

TSX Venture Exchange:  EMR

 OTC Bulletin Board:    EGMCF

U.S. 20-F Registration:     000-51411

Frankfurt Stock Exchange: EML

EMGOLD OPTIONS BUCKSKIN RAWHIDE GOLD-SILVER PROPERTY

IN NEVADA

Emgold Mining Corporation (EMR-TSX Venture) (the "Company" or "Emgold") is pleased to announce that it has signed a Lease and Option to Purchase Agreement with Nevada Sunrise LLC to acquire the Buckskin Rawhide gold-silver property (the “Property”) in western Nevada.  The Property comprises 46 unpatented lode claims totaling 920 acres and is under the jurisdiction of the US Bureau of Land Management.  The Property is located approximately 40 miles southeast of Fallon in the Rawhide Mining District and is 1.5 miles west of the former Denton-Rawhide Mine, which was operated by Kennecott Mineral Company.  The Denton-Rawhide Mine is reported to have produced 1.47 million ounces of gold and 11.7 million ounces of silver from the years 1988 to 2005.

The Buckskin Rawhide Property

The Buckskin Rawhide Property is within the mineral rich western Nevada Walker Lane structural zone and gold belt, which is reportedly a regional shear zone of right lateral strike slip faulting.  Walker Lane is a well-known gold camp that hosts large and small historic and recent gold-silver mines including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District.

The Property contains a volcanic-hosted epithermal gold-silver target with geology similar to the nearby Denton-Rawhide Mine.  Historic mining occurred on the Property, mostly between the years 1906 and 1920.  Emgold’s exploration plans to focus on low grade disseminated mineralization along with higher grade veins.

Modern exploration at the Property reportedly began in 1982 and consisted of geologic and alteration mapping, surface rock chip geochemical sampling, and reverse circulation drilling, most of which was done by Kennecott Minerals.  One drillhole, number RK-2789, located on the Black Eagle Vein, produced economically significant assay results, as shown in the table below:

Depth (ft)	Interval Thickness (1) (ft)	Gold (oz/ton)	Silver (oz/ton)
80-90	10	0.21	3.36
80-105	25	0.13	1.68
20-115	95	0.049	0.82

(1) Interval Thickness is not true thickness.

None of these results can be verified for the purposes of National Instrument 43-101 (“NI 43-101”) and therefore this information is not NI 43-101 compliant.  It is, however, a useful guide for future exploration.

Lease Option and Purchase Agreement

The Buckskin Rawhide property is currently 75% owned by Nevada Sunrise LLC, a private Nevada company and 25% owned by Maurice and Lorraine Castagne.  Nevada Sunrise LLC is the current operator.  Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Year	Advance Royalty Payment
2009	US$10,000 (1)
2010	US$10,000 (1)
2011	US$10,000 (1)
2012	US$20,000 (1)
2013	US$40,000 (1)
2014	US$60,000 (2)
2015	US$60,000 (2)
2016	US$60,000 (2)
2017	US$60,000 (2)
2018	US$60,000 (2)
2019	US$60,000 (2)

Note:

(1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.

(2) Lease payments may be paid in Emgold common at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study.  On completion of the feasibility study, Emgold may acquire 100% ownership of the Property by paying Nevada Sunrise an additional amount of US$250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold Mining Corporation.  Upon commercial production and after acquisition of 100% interest in the Property by Emgold, Nevada Sunrise will be entitled to a 2.5 percent Net Smelter Royalty on production from the Property.

The Buckskin Rawhide is an early stage exploration property situated in Nevada, a state that recognizes the importance of its mineral resources and supports mineral production.  Nevada continues to rank as one of the top mining regions of the world.

”The Buckskin Rawhide property represents an excellent low-cost opportunity for gold discovery and growth.” stated David Watkinson, President and COO.  “This is a project which will diversify and add value to the Company while at the same time we continue to pursue the permitting process for our core asset, the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Project is at an advanced stage of permitting and the Company remains committed to completing the permitting process and reopening the Idaho-Maryland Mine.  The Idaho-Maryland Project has 472,000 ounces of measured plus indicated gold resources and another 1,002,000 ounces of inferred gold resources, all of which are NI 43-101 compliant.  Historically the mine is reported to have produced 2.4 million ounces of gold at an average grade of 0.43 ounces per ton.”

Finalization of the Buckskin Rawhide lease agreement is subject to regulatory approval.  For more information about Emgold, the Idaho-Maryland Gold Mine Project please read the Idaho-Maryland Project Overview or visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com